Spring Pharmaceutical Group, Inc.
c/o Shandong Spring Pharmaceutical
Economic Development Zone
Gucheng Road
Sishui County Shandong Province
People's Republic of China

June 19, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Spring Pharmaceutical Group, Inc.
(formerly China YCT International Group, Inc.)
Withdrawal of Registration Statement on Form S-1
(File No. 333-226179)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, Spring Pharmaceutical Group, Inc. (formerly China YCT International Group, Inc.) (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (File No. 333-226179), together with all exhibits and amendments thereto (collectively, the “Registration Statement”) effective as of the date hereof or as soon as practicable thereafter.

The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. The Registrant has decided not to pursue the offering due to market conditions. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

In accordance with Rule 457(p) of Regulation C, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to contact the undersigned or Steven Schuster, Esq. of McLaughlin & Stern LLP, counsel to the Registrant, at (212) 448-6216 with any questions with regard to this matter.

Very truly yours,

/s/ Tinghe Yan

Tinghe Yan
Chief Executive Officer